**Greenberg Traurig**

07025557



July 26, 2007

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Suzano Papel e Celulose S.A. (the "Issuer")
File Number. 82-3550 (formerly Companhia Suzano de Papel e Celulose)

To Whom it May Concern:

This letter is submitted on behalf of the Issuer to advise the Staff that the Issuer will maintain its existing 12g3-2(b) exemption henceforth by electronic publication of its home country documents on its website. The site is www.suzano.com.br/ri_/home/ and the material is published in English.

Please advise me if there are any concerns in so proceeding.

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

Ross Kaufman



7/30

ALBANY
AMSTERDAM
ATLANTA
BOCA RATON
BOSTON
CHICAGO
DALLAS
DELAWARE
DENVER
FORT LAUDERDALE
HOUSTON
LAS VEGAS
LOS ANGELES
MIAMI
MILAN*
NEW JERSEY
NEW YORK
ORANGE COUNTY, CA
ORLANDO
PHILADELPHIA
PHOENIX
ROME*
SILICON VALLEY
TALLAHASSEE
TOKYO*
TYSONS CORNER
WASHINGTON, D.C.
WEST PALM BEACH
ZURICH
*Strategic Alliances
Tokyo-Office/Strategic Alliance



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